# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Gold Limited, CIK 0002019435
CUSIP: G1331C104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Mourant Governance Services (Cayman) Lim, 94 Solaris Avenue, Camana Bay, Grand Cayman, Cayman Islands (E9), KY1-1108
Date of event which requires filing of this statement: 06/25/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001893053

## Reporting persons
- RCF VII Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,903,125; shared voting power 0; sole dispositive power 1,903,125; shared dispositive power 0; aggregate amount beneficially owned 1,903,125 (6.2% of the class)
- Resource Capital Fund VII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,903,125; shared voting power 0; sole dispositive power 1,903,125; shared dispositive power 0; aggregate amount beneficially owned 1,903,125 (6.2% of the class)
- Resource Capital Associates VII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,903,125; shared voting power 0; sole dispositive power 1,903,125; shared dispositive power 0; aggregate amount beneficially owned 1,903,125 (6.2% of the class)
- RCFM GP L.L.C.: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,903,125; shared voting power 0; sole dispositive power 1,903,125; shared dispositive power 0; aggregate amount beneficially owned 1,903,125 (6.2% of the class)

## Item 1. Issuer
Name of issuer: Blue Gold Limited
Address of issuer's principal executive offices: Mourant Governance Services (Cayman) Limited 94 Solaris Avenue, Camana Bay Grand Cayman, KY1-1108, Cayman Islands

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) RCF VII Sponsor LLC (the "Sponsor"), a Delaware limited liability company. The principal business of the Sponsor is to sponsor the Issuer. The securities included in this statement are held directly by the Sponsor.

(2) Resource Capital Fund VII L.P. ("RCF VII"), a Cayman Islands exempt limited partnership. The principal business of RCF VII is investing in securities. RCF VII is the sole managing partner of the Sponsor.

(3) Resource Capital Associates VII L.P. ("Associates VII"), a Cayman Islands exempt limited partnership. Associates VII is the general partner of RCF VII. The principal business of Associates VII is to act as the general partner of RCF VII.

(4) RCFM GP L.L.C. ("RCFM GP"), a Delaware registered limited liability company. RCFM GP is the general partner of Associates VII. The principal business of RCFM GP is to act as the general partner of Associates VII and other RCF entities..

The sole members of RCFM GP are Messrs. Brett M. Beatty, Richard Brereton, , Lyle D. Bruce, Christopher J. Corbett, Russell L. Cranswick, Mason G. Hills, James T. McClements, Michael J. Rowe, Calum Semple, Martin Valdes and Ms. Jacqueline A. Murray and Ms. Michele Valenti (collectively, the "Principals"). The investment and finance decisions of RCFM GP are made by the managing member, James McClements, and the other authorized officers, consisting of Brett M. Beatty, Richard Brereton, Lyle D. Bruce, Christopher J. Corbett, Russell L. Cranswick, Mason G. Hills, Jacqueline A. Murray, Michael J. Rowe, Calum Semple, Martin Valdes and Michele Valenti. The business of RCFM GP is directed by the officers of RCFM GP. The Principals serve as executive officers of RCFM GP.

The business address of each of Messrs. Brereton, Cranswick, Hills, Valdes and of Ms. Murray and Ms. Valenti is 1400 Wewatta Street, Suite 850, Denver, Colorado 80202. The business address of Messrs. Beatty, Bruce, Corbett, McClements, and Rowe is 24 Kings Park Road, Level 1, West Perth WA 6005, Australia. The business address of Mr. Semple is 85 Great Portland Street, First Floor, London W1W 7LT.

The principal occupation of Messrs. Beatty, Brereton, Bruce, Corbett, Cranswick, Hills, McClements, Rowe, Semple, Valdes and Ms. Murray and Ms. Valenti is serving as senior executives of the Resource Capital Funds which include RCF VII.

RCF VII and Associates VII are each Cayman Islands exempt limited partnerships.

RCFM GP is a Delaware limited liability company.

Mr. Brereton and Ms. Valenti are citizens of the United States. Mr. Cranswick is a citizen of Canada. Messrs. Beatty, Bruce, Corbett, Hills, McClements, Rowe and Ms. Murray are citizens of Australia. Mr. Semple is a citizen of the United Kingdom. Mr. Valdes is a citizen of Chile.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

(1) The address for the Sponsor is 1400 Wewatta St., Suite 850, Denver, Colorado 80202.

(2) The address for RCF VII is 1400 Wewatta St, Suite 850, Denver, Colorado 80202.

(3) The address for Associates VII is 1400 Wewatta St, Suite 850, Denver, Colorado 80202.

(4) The address for RCFM GP is 1400 Wewatta St, Suite 850, Denver, Colorado 80202.
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class:
See response to Item 11 on the cover page.

Based on 30,571,764 Class A Ordinary Shares outstanding as of June 25, 2025, as reported in the Issuer's Shell Company Report on Form 20-F, which was filed with the SEC on July 1, 2025.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement, dated as of July 9, 2025, by and among RVF VII Sponsor LLC, RCFM GP L.L.C., Resource Capital Associates VII L.P. and Resource Capital Fund VII L.P.

## Signatures
- RCF VII Sponsor LLC: /s/ Mason Hills, Mason Hills/General Counsel (07/09/2025)
- Resource Capital Fund VII L.P.: /s/ Mason Hills, Mason Hills/General Counsel (07/09/2025)
- Resource Capital Associates VII L.P.: /s/ Mason Hills, Mason Hills/General Counsel (07/09/2025)
- RCFM GP L.L.C.: /s/ Mason Hills, Mason Hills/General Counsel (07/09/2025)